SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (AMENDMENT NO. __________)1


                       MEDIACOM COMMUNICATIONS CORPORATION
        ---------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    58446K105
        ---------------------------------------------------------------
                                 (CUSIP Number)


                                FEBRUARY 3, 2000
        ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)
         |_|    Rule 13d-1(c)
         |X|    Rule 13d-1(d)

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 58446K105                   13G                   Page 2 of 7 Pages



  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Rocco B. Commisso
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) |_|
        (b) |X|
--------------------------------------------------------------------------------

  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
         NUMBER OF
                           5   SOLE VOTING POWER
          SHARES               288,149 - Class A (one vote per share)
                               37,491,882 - Class B (ten votes per share)

        BENEFICIALLY      ------------------------------------------------------

         OWNED BY          6    SHARED VOTING POWER
                                0
           EACH           ------------------------------------------------------

         REPORTING         7    SOLE DISPOSITIVE POWER
                                288,149 - Class A
          PERSON                35,739,697 - Class B
                          ------------------------------------------------------
           WITH
                           8    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        288,149 - Class A
        37,491,882 - Class B

--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        86.1% of aggregate voting power

--------------------------------------------------------------------------------

  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58446K105                   13G                   Page 3 of 7 Pages


ITEM 1(a).     NAME OF ISSUER:
               Mediacom Communications Corporation
               -----------------------------------------------------------------
               -----------------------------------------------------------------



ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               100 Crystal Run Road, Middletown, NY 10941
               -----------------------------------------------------------------
               -----------------------------------------------------------------



ITEM 2(a).     NAME OF PERSON FILING:
               Rocco B. Commisso
               -----------------------------------------------------------------
               -----------------------------------------------------------------



ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               100 Crystal Run Road, Middletown, NY 10941
               -----------------------------------------------------------------
               -----------------------------------------------------------------



ITEM 2(c).     CITIZENSHIP:
               USA
               -----------------------------------------------------------------
               -----------------------------------------------------------------



ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               Class A Common Stock
               -----------------------------------------------------------------
               -----------------------------------------------------------------



ITEM 2(e).     CUSIP NUMBER:
               58446K105
               -----------------------------------------------------------------

CUSIP No. 58446K105                   13G                   Page 4 of 7 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)        |_|  Broker or dealer registered under Section 15 of the
                        Exchange Act.

        (b)        |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)        |_|  Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

        (d)        |_|  Investment company registered under Section 8 of the
                        Investment Company Act.

        (e)        |_|  An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E);

        (f)        |_|  An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

        (g)        |_|  A parent holding company or control person in accordance
                        with Rule 13d-1(b)(ii)(G);

        (h)        |_|  A savings association as defined in Section 3(b) of
                        Federal Deposit Insurance Act;

        (i)        |_|  A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)        |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 58446K105                   13G                   Page 5 of 7 Pages


ITEM 4.           OWNERSHIP.

                           Provide  the  following   information  regarding  the
                  aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)             Amount beneficially owned:

                        288,149 - Class A*, 37,491,882 - Class B**
                        --------------------------------------------------------


        (b)             Percent of class:

                         86.1% of aggregate voting power
                        --------------------------------------------------------


        (c)             Number of shares as to which such person has:

                        --------------------------------------------------------

        (i)             Sole power to vote or to direct the vote:

                        288,149 - CLASS A*, 37,491,882 - CLASS B**
                        --------------------------------------------------------


        (ii)            Shared power to vote or to direct the vote:

                         0
                        --------------------------------------------------------


        (iii)           Sole power to dispose or to direct the disposition of:

                        288,149 - CLASS A*, 35,739,697 - CLASS B***
                        --------------------------------------------------------


        (iv)            Shared power to dispose or to direct the disposition of:

                         0
-                       --------------------------------------------------------

* Includes 38,149 shares of Class A common stock underlying options granted pursuant to the Issuer's 1999 Stock Option Plan (the "1999 Stock Option Plan").

** Each share of Class B common stock is convertible into one share of Class A common stock. Includes 1,421,879 shares of Class B common stock owned of record by other stockholders, for which Mr. Commisso holds and irrevocable proxy, representing all remaining shares of Class B common stock outstanding. Also includes 948,892 shares of Class B common stock underlying options granted to Mr. Commisso pursuant to the 1999 Stock Option Plan, 6,851,108 shares of Class B common stock underlying options granted to Mr. Commisso in exchange for membership units in Mediacom LLC, and 348,892 shares of Class B common stock underlying options granted to other executive and non-executive employees of the Issuer in exchange for membership units in Mediacom LLC, for which Mr. Commisso holds an irrevocable proxy.

***Each share of Class B common stock is convertible into one share of Class A common stock. Includes 948,892 shares of Class B common stock underlying options granted to Mr. Commisso pursuant to the 1999 Stock Option Plan and 6,851,108 shares of Class B common stock underlying options granted to Mr. Commisso in exchange for membership units in Mediacom LLC.

CUSIP No. 58446K105                   13G                   Page 6 of 7 Pages


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].




ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A



ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A



ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A



ITEM 10.          CERTIFICATION.

                  N/A

CUSIP No. 58446K105                   13G                   Page 7 of 7 Pages



                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 12, 2001
                                      -----------------------------------------
                                                    (Date)


                                            /s/Rocco B. Commisso
                                      ------------------------------------------
                                                 (Signature)


                                              Rocco B. Commisso
                                      ------------------------------------------
                                                (Name/Title)